RECEIVED

2007 MAY -2 A 11:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

25 April 2007

07023153

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

13 APRIL TO 25 APRIL 2007

329	16/04/2007 : 07:00:00	Smiths Group PLC - Holding(s) in Company
330	17/04/2007 : 15:19:00	Smiths Group PLC - Additional Listing
331	18/04/2007 : 07:00:00	Smiths Group PLC - Additional Listing
332	19/04/2007 : 10:58:00	Smiths Group PLC - Additional Listing
333	23/04/2007 : 10:14:00	Smiths Group PLC - Additional Listing
334	24/04/2007 : 09:30:00	Smiths Group PLC - Directorate Change
335	24/04/2007 : 10:58:00	Smiths Group PLC - Additional Listing
336	25/04/2007 : 11:19:00	Smiths Group PLC - Additional Listing

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	07:00 16-Apr-07
Number	8808U

The revised Form TR-1 copied below replaces the "Holding(s) in company" announcement issued on 13 April 2007 at 07:00 (RNS No. 8021U) and provides information additional to the data contained in the Form TR-1 that comprised the announcement mentioned above.

TR-1 [I]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]**:**	Smiths Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): SPECIAL NOTIFICATION REQUIRED BY DTR	☒
3. Full name of person(s) subject to the notification obligation [iii]**:**	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3.) [iv]:	Newton Investment Management Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different) [v]:	N/A
6. Date on which issuer notified:	N/A
7. Threshold(s) that is/are crossed or reached:	N/A
8. Notified details:	**ISIN GB0008182700**

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
ORD			N/A	N/A	28,610,078	N/A	5.02%

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
28,610,089	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Newton Investment Management holds these shares as dicretionary Investment Managers.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Clare Cox / Barry Smalls
15. Contact telephone number:	+44 (0)207 163 2331 / 2251

[i]

This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii]

Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii]

This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the

shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv]

Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v]

The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi]

Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Regulatory Announcement

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RECEIVED

2007 MAY -2 A 11:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	15:19 17-Apr-07
Number	0157V

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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RECEIVED

2007 MAY -2 A 11:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:58 19-Apr-07
Number	1524V

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:14 23-Apr-07
Number	3197V

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	09:30 24-Apr-07
Number	3759V

smiths

Smiths appoints new non-executive director

24/04/2007

Smiths Group plc announces the appointment of Peter Loescher as a non-executive director with effect from 1 June 2007.

Peter Loescher is President, Global Human Health, Merck & Company Inc. An Austrian based in the USA, Peter is a veteran of the healthcare industry having been President and CEO of GE Healthcare Bio-Sciences (and a member of the GE Corporate Executive Council), and before that Chief Operating Officer of Amersham plc, prior to his appointment at Merck in May 2006.

Before joining Amersham in 2002, he spent more than 16 years with Aventis and Hoechst, based in the US, UK, Japan, Germany and Spain. He is an MBA graduate of the Vienna University School of Economics and also studied at the Chinese University of Hong Kong and Harvard Business School.

Donald Brydon, Chairman, Smiths Group plc said: "I am delighted that Peter has agreed to join the Board of Smiths. He brings a strong track record in the healthcare industry and a deep understanding of the global business environment in which Smiths operates."

Other than his previous appointment as a director of Amersham plc when it was a publicly-quoted company, there is no information concerning Peter Loescher which requires disclosure under Rule LR 9.6.13 R of the UK Listing Authority Listing Rules.

Smiths Group
Smiths is a global technology company, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application of advanced technologies. Its products and services make the world safer, healthier and more productive. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty Engineering. It employs 32,000 people and has over 250 major facilities in 50 countries. On 15 January 2007 Smiths Group announced the sale of Smiths Aerospace to GE which remains subject to regulatory approval. For more information visit www.smiths.com

Investor Relations	**Media**
Russell Plumley	Chris Fox
+44 (0)20 8457 8203	+44 (0)20 8457 8403

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:58 24-Apr-07
Number	4062V

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:30 25-Apr-07
Number	4911V

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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END